Orbis
Grupa Hotelowa

Warsaw, 2010-02-11

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

OSA/AH-1/15/2010

SEC Mail
Mail Processing
Section

MAR 02 2010

Washington, DC
106

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025



10015320

Dear Sirs,

Please find enclosed the text of the Current report No. 4/2010.

Best regards



Ireneusz Węglowski

Vice-President



82 -5025

Current report no. 4/2010
February 9, 2010

Subject: acquisition of "Orbis" S.A. shares by President of the Management Board

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about today's receipt of two Notifications from President of the Management Board of executed transactions of purchase of: 648 "Orbis" S.A. shares on February 5, 2010 and 1352 "Orbis" S.A. shares on February 8, 2010, appended hereto.

"Orbis" S.A.
ul. Bracka 16
00-028 Warszawa

Re: Information provided pursuant to Article 160 of the Act on Trading in Financial Instruments dated June 29, 2005.*)

Row no.	INFORMATION	Fields to fill in	
1	NAME OF THE PERSON OBLIGED TO PROVIDE INFORMATION	**Jean-Philippe Savoye**	
2	BUSINESS NAME (NAME) OF THE PERSON CLOSELY RELATED TO THE OBLIGED PERSON **		
3	REASON FOR PROVIDING INFORMATION, INCLUDING LEGAL RELATIONSHIP BETWEEN THE PERSON OBLIGED TO PROVIDE INFORMATION AND „ORBIS" S.A.	**Acquisition of "Orbis" S.A. shares by Jean-Philippe Savoye, President of the Management Board of Orbis S.A.**	
4	FINANCIAL INSTRUMENT AND ISSUER TO WHICH INFORMATION RELATES	**Orbis S.A. shares**	
5	TRANSACTION TYPE AND EXECUTION MODE	(PURCHASE OR SALE)	TRANSACTION EXECUTION MODE
		purchase	**Through (buy order) Dom Maklerski Banku Handlowego S.A., at the Warsaw Stock exchange**
6	DATE AND PLACE OF EXECUTION OF THE TRANSACTION	**February 5, 2010, Warsaw**	
7	TRANSACTION PRICE AND VOLUME	PRICE	VOLUME
		1. PLN 31.00 2. PLN 31.00 3. PLN 31.00 4. PLN 30.69 5. PLN 31.00 6. PLN 31.00 7. PLN 30.69 8. PLN 30.69	**1. 97 2. 3 3. 100 4. 48 5. 97 6. 3 7. 200 8. 100 Total: 648 shares**
8a	DATE AND PLACE OF PREPARATION OF INFORMATION	**February 9, 2010, Warsaw**	
8b	SIGNATURE OF THE PERSON PROVIDING INFORMATION	*/handwritten illegible signature/*	

I hereby agree to my name provided in row no. 1 being disclosed in accordance with Article 56 Section 1 of the Act on Public Offering (*absence of signature shall be construed as refusal to publicly disclose the name provided in row no. 1):*

/handwritten illegible signature/

(signature)

*) **Information shall be provided in writing to "Orbis" S.A. and to the Polish Financial Supervision Authority, at the same time and in a manner ensuring their confidentiality, not later than 5 business days from the applicable transaction date.**

**) Fill in, if the provided information relates to an acquisition or disposal transaction executed by closely related person as defined in Article 160 Section 2 of the Act on Trading in Financial Instruments, with the exception of name of the person closely related to the obliged person.

"Orbis" S.A.
ul. Bracka 16
00-028 Warszawa

Re: Information provided pursuant to Article 160 of the Act on Trading in Financial Instruments dated June 29, 2005.[*)]

Row no.	INFORMATION	Fields to fill in	
1	NAME OF THE PERSON OBLIGED TO PROVIDE INFORMATION	**Jean-Philippe Savoye**	
2	BUSINESS NAME (NAME) OF THE PERSON CLOSELY RELATED TO THE OBLIGED PERSON **		
3	REASON FOR PROVIDING INFORMATION, INCLUDING LEGAL RELATIONSHIP BETWEEN THE PERSON OBLIGED TO PROVIDE INFORMATION AND „ORBIS" S.A.	**Acquisition of "Orbis" S.A. shares by Jean-Philippe Savoye, President of the Management Board of Orbis S.A.**	
4	FINANCIAL INSTRUMENT AND ISSUER TO WHICH INFORMATION RELATES	**Orbis S.A. shares**	
5	TRANSACTION TYPE AND EXECUTION MODE	(PURCHASE OR SALE)	TRANSACTION EXECUTION MODE
		purchase	**Through (buy order) Dom Maklerski Banku Handlowego S.A., at the Warsaw Stock exchange**
6	DATE AND PLACE OF EXECUTION OF THE TRANSACTION	**February 8, 2010, Warsaw**	
7	TRANSACTION PRICE AND VOLUME	PRICE	VOLUME
		1. PLN 30.70 **2. PLN 30.72** **3. PLN 31.59** **4. PLN 31.59** **5. PLN 31.35** **6. PLN 31.35** **7. PLN 30.72** **8. PLN 31.34** **9. PLN 31.29** **10. PLN 31.29** **11. PLN 31.30**	**1. 150** **2. 142** **3. 400** **4. 400** **5. 74** **6. 33** **7. 3** **8. 20** **9. 60** **10. 58** **11. 12** **Total: 1352 shares**
8a	DATE AND PLACE OF PREPARATION OF INFORMATION	**February 9, 2010, Warsaw**	
8b	SIGNATURE OF THE PERSON PROVIDING INFORMATION	*/handwritten illegible signature/*	

I hereby agree to my name provided in row no. 1 being disclosed in accordance with Article 56 Section 1 of the Act on Public Offering (*absence of signature shall be construed as refusal to publicly disclose the name provided in row no. 1*):

handwritten illegible signature/

(signature)

[*)] **Information shall be provided in writing to "Orbis" S.A. and to the Polish Financial Supervision Authority, at the same time and in a manner ensuring their confidentiality, not later than 5 business days from the applicable transaction date.**

[**)] Fill in, if the provided information relates to an acquisition or disposal transaction executed by closely related person as defined in Article 160 Section 2 of the Act on Trading in Financial Instruments, with the exception of name of the person closely related to the obliged person.